Instacare Corp.

2660 Townsgate Road #300

Westlake Village, CA  91361

January 27, 2011

Mr. John Reynolds

Division of Corporation Finance

United States Securities and Exchange Commission

100  F. Street, N.E.

Washington, D.C. 20549

RE:

InstaCare Corp.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 12, 2010

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Filed April 12, 2010

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Filed November 16, 2010

File No.  000-33187

Dear Mr. Reynolds:

This correspondence is in response to your letter dated January 14, 2010 in reference to the aforementioned filings of instaCare Corp. your File No. 000-33187.

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the revised and amended filing of the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.

In addition to the comments presented in this letter, please amend your  Form 10-K to address the comments in our letter dated November 16, 2010 as applicable.

Answer:  We acknowledge the Commission’s request and will file our amended Form 10-K , inclusive of  our response to your letters dated November 16, 2010 and January 14, 2011.

Item 10. Directors, Executive Officers and Corporate Governance, page 33

2.

We note your response to comment seven of our letter dated November 16, 2010 and reissue that comment. Please amend your Form 10-K to provide the specific experience, qualifications, attributes, or skills that led to the conclusion that each person should serve as a director of the Company at the time the disclosure was made. We note that you have provided background information and qualifications required by Item 401(e)(1), but have not provided the specific aspects of each director’s background and qualifications that led to your conclusion that such person should serve as a director for the Company.

Answer:  We acknowledge the Commissions request to include additional disclosure regarding the Company conclusion with respect to our board member’s qualification and will incorporated the disclosure in our amended Form 10-K.

Financial Statements

3.

We note your response to our prior comment four. Please note that because you have registered securities which securities which are being offered to your employees on a continuous basis, a consent from your independent accountant should be provided with subsequently filed periodic reports which include and audit report. (e.g. your Form 10-K for the fiscal year ended December 31, 2009.

Answer:  We acknowledge the Commission’s comment and will include the additional consent of our independent accountant with our amended Form 10-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Item 4T – Controls and Procedures

Evaluation of Disclosure Controls and Procedures

4.

We note your response to our prior comment thirteen, which state that an independent third party with expertise in regulatory compliance was engaged to review your Exchange Act filings for accuracy and completeness. Please note that effective controls and procedures ensure that accurate information required to be disclosed is recorded, processed, summarized and reported in the time periods specified in the Commission’s rules and forms. Please tell us in reasonable detail how the engagement of this third party resulted in the achievement of effective disclosure controls and procedures. In the alternative, you may revise your conclusion regarding the effectiveness of your disclosure controls and procedures and provide management’s remediation plans to address the material weakness that contributed to your revised conclusion.

Answer: It is the Company’s practice to forward all details regarding material transactions or agreements outside the scope of daily business activities to our securities counsel prior to consummation of such transaction or agreement, to ensure the Company’s disclosure is timely and in accordance with the Commission’s specific rules and forms.

In connection with our responses to your comments above, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to its disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Keith Berman

Keith Berman

Principal Executive Officer and CFO

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